UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)


                      Dave & Busters, Inc.
                        (Name of Issuer)


             Common Stock, par value $.01 per share
                 (Title of Class of Securities)


                            23833N104
                         (CUSIP Number)

                         Lacy J. Harber
                            LJH, Ltd.
                          377 Neva Lane
                      Denison, Texas 75020
                         (903) 465-6937
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                         April 30, 2001
     (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23833N104            Schedule 13D     Page 2 of 5 Pages
---------------------------------------------------------------------
1     NAME OF REPORTING PERSON and S.S. OR I.R.S. INDENTIFICATION NO.
          Lacy J. Harber                     ###-##-####
---------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]

---------------------------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------------------------

4    SOURCE OF FUNDS                                   WC

--------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION             United States

--------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
     SHARES                   1,000,000 shares
     BENEFICIALLY        8    SHARED VOTING POWER
     OWNED BY                 -0-  shares
     EACH                9    SOLE DISPOSITIVE POWER
     REPORTING                1,000,000 shares
     PERSON              10   SHARED DISPOSITIVE POWER
     WITH                     -0- shares

-------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                          1,000,000

-------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                [  ]

-------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       7.72%

-------------------------------------------------------------------

14   TYPE OF REPORTING PERSON                               IN

-------------------------------------------------------------------

CUSIP NO. 23833N104          Schedule 13D         Page 3 of 5 Pages
-------------------------------------------------------------------
Item 1. Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.01 par value per share

Issuer:                       Dave & Busters, Inc.
                              2481 Manana Drive
                              Dallas, Texas 75220

Item 2. Identity and Background

Lacy J. Harber is the President and sole shareholder of DLH Management, LLC ("DLH"), the General Partner of LJH, Ltd. ("LJH"), which is the record holder of the Securities reported
herein.   LJH Corporation was converted into LJH, Ltd.  effective
August 1, 2000.  The principal business of LJH is investments and
its   business  address  is 2249 South Treadaway  Blvd,  Abilene,
Texas, 79602.  The principal occupation of Lacy J. Harber is self-
employed  investor  and serving as President  of  DLH.   Lacy  J.
Harber is a citizen of the United States of America.

During the last five years, neither DLH, LJH or Lacy J. Harber have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Working capital was generated in open market transactions at various prices and in varying amounts since February 16, 2000, bringing the total remaining investment for 1,000,000 shares to $6,639,801.

Item 4. Purpose of Transaction

Lacy J. Harber sold through LJH the shares of Common Stock of the Issuer reported herein in the normal course of business and subject to the conditions set forth below, reserves the right to make additional purchases or sales of the Common Stock in the future. As the primary goal of the Reporting Person is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and business prospects of the Issuer.

CUSIP NO. 23833N104           Schedule 13D         Page 4 of 5 Pages
--------------------------------------------------------------------
Excepted as described herein, Lacy J. Harber has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation,involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposal to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;
(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or;
(j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Lacy J. Harber beneficially own 1,000,000 shares of Common Stock, which constitutes 7.72% of the Company's outstanding shares of Common Stock, based upon 12,953,375 outstanding as of April 16, 2001. Lacy J. Harber has the sole power to vote and the sole power to dispose of the 1,000,000 shares of Common Stock he beneficially owns.

Since  the most recent filing, the following transactions in  the
Common Stock were executed in the open market:
Sale           130,300 shares     04/19/01       $8.50 average price
Sale            10,000            04/24/01       $8.52
Sale           240,000            05/03/01       $8.96

No other person is known by the Reporting Person to have the right to receive or the power to direct receipt of dividends from, or proceeds from sale of, any other Shares beneficially owned.

CUSIP NO. 23833N104           Schedule 13D         Page 5 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Lacy J. Harber does not, nor do DLH or LJH, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Articles of Conversion filed in the offices of the Secretary of State of Texas, converting LJH, Corporation, a Texas corporation into LJH, Ltd, a Texas limited partnership.




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2001                    Lacy J. Harber

                                /s/Roy T. Rimmer, Jr.
                                By: Roy T. Rimmer, Jr, Attorney In Fact